John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

March 19, 2018

Pamela Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: KYN Capital Group, Inc.

Amendment No. 3 to

Offering Statement on Form 1-A

Filed March 2, 2018

File No. 024-10772

Dear Ms. Long:

On behalf of KYN Capital Group, Inc.. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 16, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

There has been a limited public market . . . , page 13

1.	We note your response to comment five in our letter dated February 13, 2018. Please revise the third sentence of your risk factor, “There has been a limited public market for our Common Stock . . .”, on page 13 which discloses that the initial offering price will be agreed upon between you and the underwriters. We understand that this is a self- underwritten offering and that you have already fixed a price.

This risk factor has been revised to read as follows:

There has been a limited public market for our Common Stock prior to this Offering, and an active market in which investors can resell their shares may not develop.

Prior to this Offering, there has been a limited public market for our Common Stock. We cannot predict the extent to which an active market for our Common Stock will develop or be sustained after this Offering, or how the development of such a market might affect the market price of our Common Stock. The initial offering price of our Common Stock in this Offering has been set by us based on a number of factors, including market conditions in effect at the time of the Offering, and it may not be in any way indicative of the price at which our shares will trade following the completion of this Offering. Investors may not be able to resell their shares at or above the initial offering price.

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Distribution, page 21

2.	We note your response to comment six in our letter dated February 13, 2018. Please revise your Distribution section to include the disclosure about the sales by your President, his reliance on Rule 3a4-1and how he meets the requirements of Rule 3a4-1, and the other information you provided elsewhere about how you will conduct the offering.

The following has been added to the Distribution section:

This offering is being made on a best efforts, self-underwritten basis without the use of an exclusive placement agent. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds.

This Offering Circular is part of an exemption under Regulation A that permits our officers and directors to sell the shares directly to the public in those jurisdictions where the Offering Circular is approved, with no commission or other remuneration payable for any Shares sold. There are no present plans or arrangements to enter into any contracts or agreements to sell the Shares with a broker or dealer. In offering the securities on our behalf, the Officers and Directors will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934. The offering will be conducted primarily by the Company's President, Mr. Clem Yeboah. Mr. Yeboah meets the requirements of Rule 3a4-1 because he is not subject to a statutory disqualification, as defined in Section 3(a)(39) of the Exchange Act, he will not be compensated in connection with the sale of the issuer’s securities by the payment of commissions, bonus, or other remuneration based either directly or indirectly on transactions in securities. He is not an associated person of a broker or dealer. Further, his sales duties are limited in frequency and proportion. He is serving and will serve as President of the Company and will be selling securities only in connection with this offering.

The President intends to rely heavily on advertising, social media, email campaigns, and other such avenues of communication. The President intends to identify and contact prospective purchasers by such means.

Additionally, in response to oral comments, we have changed the item in the Use of Proceeds tables from “Debt repayment” to “Payment of current liabilities.”

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux

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